SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included in Statements Filed Pursuant To §240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant To §240.13d-2
(Amendment No. 6)*
____________________

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)
____________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

14574X 10 4
(CUSIP Number)

June 4, 2012
(Date of Event Which Requires Filing of this Statement)
____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14574X 10 4	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. Alan Vituli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 495,737*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 495,737*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 495,737
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 2.14%**
12.	Type of Reporting Person (See Instructions) IN

*
All of the shares referenced above are owned by the Vituli Family Trust (the “Trust”), the Trustee of which is the Reporting Person’s wife, Shirley Vituli, and the settlor of which is the Reporting Person.  Under the Trust’s governing documents, either the trustee or the settlor may direct matters relating to the disposition of the trust property, which includes the sale of the shares owned by the Trust referenced above.  The Reporting Person does not own any shares directly or in his own name.  Shares previously reported as being beneficially owned by the Reporting Person, by virtue of the Reporting Person and his wife being a general partner of CJN Enterprises, are no longer beneficially owned by the Reporting Person since both the Reporting Person and his wife have resigned as general partners of CJN Enterprises and no longer have any direct or indirect control over CJN Enterprises.  All shares reported herein are deemed to be beneficially owned by the Reporting Person.

**
Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.  Assuming a conversion of the Series A Preferred Stock issued to Burger King Corporation pursuant to a Certificate of Designation filed with the Secretary of State of Delaware on May 29, 2012 (as reported in the Issuer’s Current Report on Form 8-K dated June 1, 2012) into 9,400,000 shares of Common Stock, resulting in an adjusted 32,561,822 shares outstanding, the”percent of the class represented by amount in row 9” would equal 1.52%.

CUSIP No. 14574X 10 4	13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer:

Carrols Restaurant Group, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

968 James Street
Syracuse, New York 13203

Item 2(a). Name of Person Filing:

Alan Vituli

Item 2(b). Address of Principal Business Office or, if None, Residence:

789 Crandon Blvd., Suite 1201
Key Biscayne, FL 33149

Item 2(c). Citizenship:

United States citizen

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

14574X 10 4

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 14574X 10 4	13G	Page 4 of 6 Pages

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with section §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

CUSIP No. 14574X 10 4	13G	Page 5 of 6 Pages

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 14574X 10 4	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June __, 2012

__________________________
ALAN VITULI